Exhibit 99.1

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on November 21, 2024

The Annual General Meeting of Shareholders of Scinai Immunotherapeutics Ltd. (the “Company”) will be held at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel on November 21, 2024, at 4:00 p.m. Israel time, or at any adjournments thereof (the “Meeting”) for the following purposes:

1.      To approve the re-election of each of Mr. Amir Reichman, Dr. Morris Laster and Mr. Jay Green to the board of directors, each to serve until the third annual meeting after the Meeting.

2.      To approve the re-election of each of Dr. Yael Margolin and Mr. Adi Raviv to the board of directors, each to serve until the first annual meeting after the Meeting.

3.      To approve an amendment to the Company’s Articles of Association to increase the number of authorized ordinary shares.

4.      To approve an amended Compensation Policy for Executive Officers and Directors to make it consistent with NASDAQ listing requirements that provide for the recovery of executive compensation that might be erroneously awarded and to make certain non-material corrections.

5.      To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors, as the Company’s auditors for the year 2024 and for an additional period until the next annual meeting.

In addition, holders of ADSs (as defined below) at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal year ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Only holders of record of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon, each representing 4,000 ordinary shares, no par value per share (the “Ordinary Shares”), at the close of business on October 15, 2024 (the “Record Date”), shall be entitled to receive notice of and to vote at the Meeting.

The Board of Directors recommends that you vote “FOR” each of the proposals, as specified in the attached proxy materials.

Whether or not you plan to attend the Meeting, it is important that your ADSs be represented. Accordingly, you are kindly requested to complete, date, sign and mail your proxy at your earliest convenience. Execution of a proxy will not in any way affect an ADS holder’s right to attend the Meeting and vote in person, and any person giving a proxy has the right to revoke it at any time before it is exercised.

ADS holders should return their proxies to The Bank of New York Mellon by the date set forth on their form of proxy.

This Notice and the documents mentioned therein, as well as the proposed resolutions on the agenda, can be viewed at the Company’s registered office on Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem, Israel, Tel: +972-(8)-930-2529, Sunday through Thursday between 10:00-15:00, and also will be made available to the public on the Company’s website http://www.scinai.com, and the SEC’s website at http://www.sec.gov.

By Order of the Board of Directors,
Mark Germain
Chairman of the Board of Directors

Jerusalem, Israel

October 15, 2024

SCINAI IMMUNOTHERAPEUTICS LTD.

Jerusalem BioPark, 2nd Floor
Hadassah Ein Kerem Campus
Jerusalem, Israel

PROXY STATEMENT
FOR ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 21, 2024

This Proxy Statement is furnished to the holders of American Depositary Shares (“ADSs”) evidenced by American Depositary Receipts issued by The Bank of New York Mellon (“BNY Mellon”), each representing 4,000 ordinary shares, no par value per share (the “Ordinary Shares”), of Scinai Immunotherapeutics Ltd. (the “Company” or “Scinai”) in connection with the solicitation by the board of directors of the Company (the “Board of Directors” or the “Board”) of proxies for use at the Annual General Meeting of Shareholders (the “Meeting”), to be held on November 21, 2024, at 4:00 p.m. Israel time at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv, Israel, or at any adjournments thereof.

It is proposed at the Meeting to adopt the following proposals or to consider the following items:

1.      To approve the re-election of each of Mr. Amir Reichman, Dr. Morris Laster and Mr. Jay Green to the board of directors, each to serve until the third annual meeting after the Meeting.

2.      To approve the re-election of each of Dr. Yael Margolin and Mr. Adi Raviv to the board of directors, each to serve until the first annual meeting after the Meeting.

3.      To approve an amendment to the Company’s Articles of Association (the “Articles”) to increase the number of authorized Ordinary Shares.

4.      To approve an amended Compensation Policy for Executive Officers and Directors to make it consistent with NASDAQ listing requirements that provide for the recovery of executive compensation that might be erroneously awarded and to make certain non-material corrections.

5.      To approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as the Company’s auditors, as the Company’s auditors for the year 2024 and for an additional period until the next annual meeting.

In addition, ADS holders at the Meeting will have an opportunity to review and ask questions regarding the financial statements of the Company for the fiscal years ended December 31, 2023.

The Company is currently unaware of any other matters that may be raised at the Meeting. Should any other matters be properly raised at the Meeting, the persons designated as proxies shall vote according to their own judgment on those matters.

Shareholders Entitled to Vote

Only holders of record of ADSs at the close of business on October 15, 2024 (the “Record Date”) shall be entitled to receive notice of and to vote at the Meeting. At the close of business on October 10, 2024, the Company had outstanding 852,996 ADSs, representing 3,411,983,584 Ordinary Shares, entitled to vote on each of the matters to be presented at the Meeting.

Proxies

A form of proxy card for use at the Meeting is attached to this Proxy Statement and has been sent to the ADS holders together with a prepaid return envelope for the proxy. By appointing “proxies”, ADS holders may vote at the Meeting, whether or not they attend. Subject to applicable law and the rules of The Nasdaq Stock Market (“Nasdaq”), in the absence of instructions, the ADSs represented by properly executed and received proxies will be voted “FOR” all of the proposed resolutions to be presented at the Meeting for which the Board of Directors recommends a “FOR” vote. ADS holders may revoke their proxies at any time before the deadline for receipt of proxies by filing with BNY Mellon a written notice of revocation or duly executed proxy bearing a later date.

ADS holders should return their proxies to BNY Mellon by the date set forth on their form of proxy.

Expenses and Solicitation

The Board of Directors is soliciting proxies for use at the Meeting. The Company expects to mail this Proxy Statement and the accompanying proxy card to ADS holders on or about October 17, 2024. In addition to solicitation of proxies to ADS holders by mail, certain officers, directors, employees and agents of the Company may solicit proxies by telephone, mail or other personal contact. The Company shall bear the cost of the solicitation of the proxies, including postage, printing and handling and shall reimburse the reasonable expenses of brokerage firms and others for forwarding materials to beneficial owners of ADSs.

This Proxy Statement and the accompanying proxy card shall also serve as a voting deed (ktav hatzba’a), as such term is defined under the Israel Companies Law, 5759-1999 (the “Companies Law”).

Quorum and Voting

The quorum required for the Meeting consists of at least one or more shareholders who are present at the Meeting, in person or by proxy, and who hold in the aggregate ten percent (10%) or more of the voting rights of the Company, and such presence at the Meeting will constitute a legal quorum. Abstentions and “broker non-votes” are counted as present and entitled to vote for purposes of determining a legal quorum.

Should no legal quorum be present one-half hour after the scheduled time, the Meeting will be adjourned to November 27, 2024, at 4:00 p.m. (Israel Time) at the offices of Goldfarb Gross Seligman & Co., One Azrieli Center, Tel Aviv 6701101, Israel. Should such legal quorum not be present half an hour after the time set for the adjourned meeting, any number of shareholders present, in person or by proxy, will constitute a legal quorum.

The approval of each of Proposals 1, 2 and 5 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposal 3 requires the affirmative vote of at least seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes.

The approval of Proposal 4 requires the affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, provided that one of the following two alternatives must apply: (i) such majority vote at the Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders mentioned in clause (i) above that are voted against such proposal does not exceed two percent (2%) of the total voting rights in the Company.

For this purpose, “personal interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes the foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excluding a personal interest arising solely from the fact of holding shares in the Company.

The foregoing threshold for approval of Proposal 4 is referred to herein as a “Special Majority.”

If you believe that you, or a related party of yours, is a controlling shareholder or has such a personal interest and you wish to participate in the vote for or against Proposal 4, you should not vote by means of the enclosed proxy card and you should instead contact Uri Ben-Or, our Chief Financial Officer, at uri.benor@scinai.com, who will instruct you how to submit your vote or voting instructions. In that case, your vote will be counted towards or against the ordinary majority required for the approval of Proposal 4 but will not be counted towards or against the Special Majority required for approval of Proposal 4. If you hold your ADS in “street name” (i.e., ADSs that are held through a bank, broker or other nominee) and believe that you are a controlling shareholder or possess a personal interest in the approval of Proposal 4, you should contact the representative managing your account, who could then contact our Chief Financial Officer on your behalf.

ADS holders wishing to express their position on an agenda item for this Meeting may do so by submitting a written statement (“Position Statement”) to the Company’s offices, c/o Mr. Uri Ben-Or, at Scinai Immunotherapeutics Ltd., Jerusalem BioPark, 2nd Floor, Hadassah Ein Kerem Campus, Jerusalem 9112001, Israel, by no later than November 11, 2024. Any Position Statement received that is in accordance with the guidelines set by the Companies Law will be furnished to the U.S. Securities and Exchange Commission (the “Commission”) on Form 6-K and will be made available to the public on the Commission’s website at http://www.sec.gov.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS.

Except as specifically provided herein, the lack of a required majority for the adoption of any resolution presented shall not affect the adoption of any other resolutions for which the required majority was obtained.

PROPOSAL NO. 1

RE-ELECTION OF MR. AMIR REICHMAN, DR. MORRIS LASTER AND MR. JAY GREEN AS DIRECTORS

According to the Articles, the Company’s directors are divided into three classes with staggered three-year terms. The three-year term of service of each class of directors expires at successive annual general meetings, at which time the directors of such class may be re-nominated to serve until the third annual meeting held after the date of his appointment. The Company is proposing that each of Mr. Amir Reichman, Dr. Morris Laster and Mr. Jay Green be reelected, each to serve until the third annual meeting held after the date of his appointment.

Each of Mr. Reichman, Dr. Laster and Mr. Green has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Company is not aware of any reason why each of such director-nominees, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by each of the director-nominees listed above:

Amir Reichman, 50, became full-time CEO of the Company on March 2, 2021, after sharing CEO duties during a transition period beginning on January 21, 2021, and became a member of the Board on February 7, 2021. Mr. Reichman served as Head of Global Vaccines Engineering Core Technologies and Asset Management at GSK Vaccines (“GSK”) in Belgium from December 2017 until March 2021. Prior to this, Mr. Reichman served as Senior Director of Vaccines Supply Chain for GSK from September 2015 to November 2017. Prior to GSK, Mr. Reichman held various leadership roles of increasing responsibility in the Global Vaccines Value Chain Management organization of Novartis Vaccines and Diagnostics Ltd. (“Novartis”) in Holly Springs, NC from 2011 to 2015, at which time Novartis Vaccines was acquired by GSK. In 2003, Mr. Reichman’s academic research contributed to the founding of NeuroDerm Ltd. (“NeuroDerm”), an Israeli company that developed a drug device combination product aimed at transdermal drug delivery for the treatment of Parkinson’s NeuroDerm was acquired by Mitsubishi Tanabe Pharma Corporation in 2017 for $1.1 billion. Mr. Reichman served as NeuroDerm’s first employee and Senior Scientist until his departure for an MBA at the Wharton school in 2009. Mr. Reichman earned an M.Sc. in Biotechnology Engineering from the Ben-Gurion University of the Negev in Be’er Sheva, Israel and an MBA in Finance and Health Care Management from the Wharton School of the University of Pennsylvania in Philadelphia, PA.

Morris Laster, 60, has served as a member of our board of directors since November 2017. Dr. Laster is a healthcare executive and entrepreneur with 30 years of experience in the biopharmaceutical industry. His expertise lies in the identification, development, management and financing of advanced biomedical drugs and technologies. Dr. Laster is currently the CEO of Clil Medical Ltd., a biomedical consultancy company, a position he has held since 2010. Since 2013, he is a Medical Venture Partner at OurCrowd, where he has led over 40 investments. Dr. Laster has founded seven companies that have gone public in the U.S., UK or Israel. Previously, he was the founding CEO of BioLineRx Ltd. (TASE: BLRX) from 2003 to 2009. In addition, he was the chairman and CEO of Keryx Biopharmaceuticals (NASDAQ: KERX) from 1997 to 2002. Dr. Laster began his career as a VP of medical venture capital at Paramount Capital in NYC. Dr. Laster received his MD from Downstate Medical Center, Brooklyn, NY in 1990 and a BS in Biology from SUNY Albany.

Jay Green, 52, CPA, CA, MAcc, joined the Board in 2021. He is currently the Chief Financial Officer of a privately held, Canadian-based healthcare services company, a role that he has held since January 2022. Prior to this, he completed a 19-year career with GSK across several progressive leadership positions in GSK’s three businesses of consumer healthcare, pharmaceuticals, and vaccines, as well as corporate development. He also led GSK’s global enterprise resource planning (ERP) program, one of the largest IT-enabled business transformation programs in the company’s history. Mr. Green recently served from 2014 to 2020 as Senior Vice President, Finance and CFO of GSK’s global vaccines business. Since 2020, Mr. Green has served in an advisory role to Gavi for COVAX, an international initiative to support equitable distribution of COVID-19 vaccines. He is a Chartered Professional Accountant who holds a Master of Accounting from the University of Waterloo, Ontario, Canada.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Mr. Amir Reichman be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

“RESOLVED, that Dr. Morris Laster be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

“RESOLVED, that Mr. Jay Green be re-elected to hold office as a director of the Company until the third annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt each of these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THESE PROPOSALS.

PROPOSAL NO. 2

RE-ELECTION OF DR. YAEL MARGOLIN AND MR. ADI RAVIV AS DIRECTORS

The Company is proposing that each of Dr. Yael Margolin and Mr. Adi Raviv be reelected, each to serve until the first annual meeting held after the date of her or his appointment. Each of Dr. Margolin and Mr. Raviv previously served as our external directors pursuant to the Companies Law and was reelected for a three-year term at our annual general meeting held on December 13, 2022. Pursuant to regulations enacted under the Companies Law, the board of directors of a public company (such as the Company) whose shares are listed on certain non-Israeli stock exchanges, including Nasdaq, that do not have a controlling shareholder (as such term is defined in the Companies Law), may, subject to certain conditions, elect to “opt out” of the requirements of the Companies Law regarding the election of external directors and to the composition of the audit committee and compensation committee, provided that the company complies with the requirements as to director independence and audit committee and compensation committee composition applicable to companies that are incorporated in the jurisdiction in which its stock exchange is located. In March 2023, our board of directors determined that the Company no longer had any controlling shareholders and elected to opt-out of the Companies Law requirements to appoint external directors and Companies Law rules concerning the composition of the audit committee and compensation committee.

In accordance with such regulations, the term of service of each of Dr. Margolin and Mr. Raviv (our former external directors) will expire at the Meeting, which constitutes our second annual general meeting following the decision of our Board to opt out of the requirement to appoint external directors. Accordingly, the Company is proposing that each of Dr. Margolin and Mr. Raviv be reelected at the Meeting.

In addition, as described above under our Articles the Company’s directors are divided into three classes with staggered three-year terms, with the number of directors in each class being as nearly equal as possible. Class I currently consists of two directors (Avner Rotman and Samuel Moed), Class II currently consists of one director (Mark Germain) and Class III currently consists of three directors (Amir Reichman, Dr. Morris Laster and Jay Green), who are also up for re-election at the Meeting. In order to ensure that the number of directors in each class be as nearly equal as possible, we intend to include Dr. Margolin and Mr. Raviv in Class II. Assuming the reelection at the Meeting of all of the director-nominees in Proposals 1 and 2, following the Meeting the number of directors in Class I will be two, the number of directors in Class II will be three and the number of directors in Class III will be three. If reelected at the Meeting, the terms of Dr. Margolin and Mr. Raviv, as members of Class II, will expire at the first annual meeting after the Meeting when the term of the members of Class II will expire.

Each of Dr. Margolin and Mr. Raviv has attested to the Board of Directors and to the Company that she or he meets all the requirements in connection with the election of directors under the Companies Law. The Company is not aware of any reason why each of such director-nominees, if re-elected, should not be able to serve as a director.

The following is based upon the information furnished by each of Dr. Margolin and Mr. Raviv:

Yael Margolin, 71, has served as a member of our board of directors since March 2020. She has more than 35 years of experience as senior manager, CEO and board member in venture capital and in the pharmaceutical and biotech industries, leading strategic and business planning, financing, team building, product development and corporate partnerships. From 2005 to 2019, Dr. Margolin served as President, Chief Executive Officer and director of Gamida Cell Ltd., a clinical stage biopharmaceutical company, leading the company from preclinical development through phase 3 international registration studies. Prior to that, Dr. Margolin was Vice President of Denali Ventures LLC, a venture capital firm focused on healthcare, and a program manager at Teva Pharmaceuticals. Dr. Margolin holds a bachelor of science in biology and a master of science Cum Laude from the department of microbiology, both from Tel Aviv University in Israel, a Ph.D. From the department of membrane research at the Weitzman Institute of Science in Rehovot, Israel and was a post-doctoral associate at the Yale University School of Medicine.

Adi Raviv, 68, has served as a member of our board of directors since March 2020. He is a senior financial executive with a career spanning over 35 years. Mr. Raviv founded HTI Associates LLC in 1996 and since then has served as its managing member. In the past five years, and in the capacity of a consultant on behalf of HTI, Mr. Raviv has served as a Chief Executive Officer, Chief Financial Officer and Senior Advisor, respectively, to several healthcare and related companies, and continues to serve in a CFO role in one such company. In addition, since April 2016 he has been a Principal at Capacity Funding LLC, a company providing working capital solutions to small businesses. Prior to that, Mr. Raviv served in a chief financial officer position in two other companies that provide similar types of funding alternatives from 2009 to 2016. Mr. Raviv has extensive capital markets, cash management, corporate finance, investment banking, investor relations, restructuring, tax and treasury, and transactional experience along with knowledge of the private equity and venture capital arenas. Mr. Raviv co-founded THCG, Inc., a publicly traded technology merchant banking and consulting company (where he was also CFO), and has been involved with companies in challenging startup, growth, and turnaround environments. He was also an investment banker at Lehman Brothers, Oscar Gruss and Hambros over a span of a dozen years. Mr. Raviv served on the boards of directors of many private and several public companies, as well as various non-profit entities. He received a bachelor’s degree in International Relations with honors from the Hebrew University of Jerusalem and an MBA, with honors, from Columbia University in New York City.

It is proposed that at the Meeting the following resolutions be adopted:

“RESOLVED, that Dr. Yael Margolin be re-elected to hold office as a director of the Company until the first annual meeting held after the date of her appointment.”

“RESOLVED, that Mr. Adi Raviv be re-elected to hold office as a director of the Company until the first annual meeting held after the date of his appointment.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt each of these resolutions.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THESE PROPOSALS.

PROPOSAL NO. 3

AMENDING THE COMPANY’S ARTICLES OF ASSOCIATION TO
INCREASE THE NUMBER OF AUTHORIZED ORDINARY SHARES

At the Meeting, we are proposing to amend our Articles to authorize an increase in the number of authorized Ordinary Shares from 20,000,000,000 Ordinary Shares to 40,000,000,000 Ordinary Shares. Our Articles also authorize the issuance of 1,000 preferred shares, no par value per share (the “Preferred Shares”), and we are not proposing to increase the number of Preferred Shares.

The purpose of the proposed increase in the number of authorized Ordinary Shares is to ensure that the Company will have sufficient registered share capital available to pursue opportunities in the future without undue delay and expense. These opportunities could include, without limitation, subject to receipt of all requisite approvals under Israeli law, the issuance of additional shares to raise capital for the Company’s business, to execute potential acquisitions, to grant shares in connection with potential strategic relationships, or to make future grants under the Company’s 2018 Israeli Share Option Plan (the “Plan”). If approved, following the increase all Ordinary Shares issuable from our authorized share capital would have the same voting rights and rights to any dividends or other distributions by the Company as the ordinary shares currently issuable from our share capital.

As of October 10, 2024, there were 3,411,983,584 Ordinary Shares outstanding representing outstanding 852,996 ADSs, 1,456,000,000 Ordinary Shares reserved for issuance upon conversion of the 364,000 Preferred Shares, 2,920,060,096 Ordinary Shares reserved for issuance under outstanding warrants and 373,497,428 Ordinary Shares reserved for issuance under the Plan underlying outstanding unvested RSUs or unexercised options. Accordingly, as of such date we had 11,838,458,892 Ordinary Shares available for future issuances.

Our Board is not proposing the increase with the intent of using the newly authorized reserve as an anti-takeover device and has no knowledge of any specific effort to accumulate the Company’s securities or obtain control of the Company. Nevertheless, increasing our authorized share capital could have the effect of allowing our Board to issue new shares in order to prevent or discourage a hostile takeover.

If approved, the first sentence of Article 11 of our Articles would be revised in its entirety to read as follows:

“The Company’s registered share capital consists of (i) 40,000,000,000 Ordinary Shares, no par value (the “Ordinary Shares”), and (ii) 1,000 Preferred Shares, no par value (the “Preferred Shares” and together with the Ordinary Shares, the “Shares”).”

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, to approve an amendment to the Company’s Articles of Association to increase the number of authorized Ordinary Shares from 20,000,000,000 Ordinary Shares to 40,000,000,000 Ordinary Shares.”

Pursuant to our Articles, the affirmative vote of the holders of at least seventy-five percent (75%) of the voting power represented at the Meeting, in person or by proxy, and voting on the matter presented, without taking into account abstaining votes, is required to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 4

AMENDED COMPENSATION POLICY

Under the Companies Law, the terms of employment and service of officers and directors of public companies, such as the Company, must be determined in accordance with a directors and officers compensation policy. The compensation policy must be approved by the Board, upon recommendation of the Compensation Committee, and the shareholders of the Company (except in limited circumstances set forth in the Companies Law). All companies subject to the Companies Law are required to re-approve their Compensation Policy based on the guidelines specified in the Companies Law every three years. On December 27, 2021, our shareholders approved our current Compensation Policy, and on August 24, 2023, our shareholders approved amendments to our Compensation Policy. Our current Compensation Policy expires on December 27, 2024.

Following a review of the Compensation Policy, our Compensation Committee and Board have approved an amended Compensation Policy, subject to the approval of our shareholders. The amended Compensation Policy is substantially the same as our current Compensation Policy, provided that Section 11 of the Policy (Compensation Recovery (“Clawback”)) has been revised to make it consistent with the listing standards of Nasdaq that provide for the recovery of executive compensation that might be erroneously awarded. The amended Policy also includes some non-material corrections thereto.

This summary is qualified in its entirety by reference to the proposed amended Compensation Policy and may not include all amendments that may be deemed to be material. We recommend that you review the proposed amended Compensation Policy in its entirety, a marked copy of which (additions are underscored, deletions are struck through) is attached to this Proxy Statement as Appendix A. If approved, the amended Compensation Policy will be effective for three years from the date of the Meeting.

If the proposed Compensation Policy is not approved by the shareholders by the required majority, our Board may nonetheless approve the Compensation Policy, provided that our Compensation Committee and thereafter our Board have concluded, following further discussion of the matter and for specified reasons, that such approval is in the Company’s best interests.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that the amended Compensation Policy, in the form set forth on Appendix A to the Proxy Statement, be, and hereby is, approved.”

A Special Majority is required for shareholders to approve this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

PROPOSAL NO. 5

APPOINTMENT OF AUDITORS

Under the Companies Law and the Articles, the shareholders of the Company are authorized to appoint the Company’s independent auditors.

At the Meeting, shareholders will be asked to approve and ratify the appointment of Kesselman & Kesselman, certified public accountants in Israel and a member of PriceWaterhouseCoopers International Limited, as the Company’s auditors for the year ending December 31, 2024, and for an additional period until the next annual meeting of our shareholders. Kesselman & Kesselman served as our independent registered public accountants for the year ended December 31, 2023. Kesselman & Kesselman has no relationship with the Company or with any affiliate of the Company except to provide audit services and tax consulting services.

Information on fees paid to the Company’s independent auditors may be found in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on May 15, 2024.

It is proposed that at the Meeting, the following resolution be adopted:

“RESOLVED, that Kesselman & Kesselman be, and hereby is, appointed as the auditors of the Company for the year 2024 and for an additional period until the next Annual Meeting.”

The affirmative vote of at least a majority of the voting power represented at the Meeting, in person or by proxy and voting thereon, without taking into account abstaining votes, is required to adopt this resolution.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THIS PROPOSAL.

Other than as set forth above, as of the mailing of this Proxy Statement, management knows of no other business to be transacted at the Meeting, but, if any additional matters are properly presented at the Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors

Mark Germain, Chairman of the Board
Dated: October 15, 2024

Appendix A — Amended Compensation Policy

COMPENSATION POLICY

SCINAI IMMUNOTHERAPEUTICS LTD.

Compensation Policy for Executive Officers and Directors

(As Adopted by the Shareholders on November 21, 2024~~December 27, 2021~~)

A.     Overview and Objectives

1.      Introduction

This document sets forth the Compensation Policy for Executive Officers and Directors (this “Compensation Policy” or “Policy”) of Scinai Immunotherapeutics Ltd. (“Scinai” or the “Company”), in accordance with the requirements of the Companies Law, 5759-1999 (the “Companies Law”).

Compensation is a key component of Scinai’s overall human capital strategy to attract, retain, reward, and motivate highly skilled individuals that will enhance Scinai’s value and otherwise assist Scinai to reach its business and financial long-term goals. Accordingly, the structure of this Policy is established to tie the compensation of each officer to Scinai’s goals and performance.

For purposes of this Policy, “Executive Officers” shall mean “Office Holders” as such term is defined in Section 1 of the Companies Law, excluding, unless otherwise expressly indicated herein, Scinai’s directors.

This policy is subject to applicable law and is not intended and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted.

This Policy shall apply to compensation agreements and arrangements which will be approved after the date on which this Policy is adopted and shall serve as Scinai’s Compensation Policy for three (3) years, commencing as of its adoption, unless amended earlier.

The Compensation Committee and the Board of Directors of Scinai (the “Compensation Committee” and the “Board”, respectively) shall review and reassess the adequacy of this Policy from time to time, as required by the Companies Law.

2.      Objectives

Scinai’s objectives and goals in setting this Policy are to attract, motivate and retain highly experienced leaders who will contribute to Scinai’s success and enhance shareholder value, while demonstrating professionalism in a highly achievement-oriented culture that is based on merit and rewards excellent performance in the long term, and embedding Scinai’s core values as part of a motivated behavior. To that end, this Policy is designed, among others:

2.1.   To closely align the interests of the Executive Officers with those of Scinai’s shareholders in order to enhance shareholder value;

2.2.   To align a significant portion of the Executive Officers’ compensation with Scinai’s short and long-term goals and performance;

2.3.   To provide the Executive Officers with a structured compensation package, including competitive salaries, performance-motivating cash and equity incentive programs and benefits, and to be able to present to each Executive Officer an opportunity to advance in a growing organization;

2.4.   To strengthen the retention and the motivation of Executive Officers in the long term;

2.5.   To provide appropriate awards in order to incentivize superior individual excellency and corporate performance; and

2.6.   To maintain consistency in the way Executive Officers are compensated.

3.      Compensation Instruments

Compensation instruments under this Policy may include the following:

3.1.   Base salary;

3.2.   Benefits;

3.3.   Cash bonuses;

3.4.   Equity based compensation;

3.5.   Change of control terms; and

3.6.   Retirement and termination terms.

4.      Overall Compensation — Ratio Between Fixed and Variable Compensation

4.1.   This Policy aims to balance the mix of “Fixed Compensation” (comprised of base salary and benefits) and “Variable Compensation” (comprised of cash bonuses and equity-based compensation) in order to, among other things, appropriately incentivize Executive Officers to meet Scinai’s short and long-term goals while taking into consideration the Company’s need to manage a variety of business risks.

4.2.   The total annual bonus and equity-based compensation of each Executive Officer shall not exceed 90% of the total compensation package of such Executive Officer on an annual basis.

5.      Inter-Company Compensation Ratio

5.1.   In the process of drafting and updating this Policy, Scinai’s Board and Compensation Committee have examined the ratio between employer costs associated with the engagement of the Executive Officers, including directors, and the average and median employer costs associated with the engagement of Scinai’s other employees (including contractor employees as defined in the Companies Law) (the “Ratio”).

5.2.   The possible ramifications of the Ratio on the daily working environment in Scinai were examined and will continue to be examined by Scinai from time to time in order to ensure that levels of executive compensation, as compared to the overall workforce will not have a negative impact on work relations in Scinai.

B.     Base Salary and Benefits

6.      Base Salary

6.1.   A base salary provides stable compensation to Executive Officers and allows Scinai to attract and retain competent executive talent and maintain a stable management team. The base salary varies among Executive Officers, and is individually determined according to the educational background, prior vocational experience, qualifications, company’s role, business responsibilities and the past performance of each Executive Officer.

6.2.   Since a competitive base salary is essential to Scinai’s ability to attract and retain highly skilled professionals, Scinai will seek to establish a base salary that is competitive with base salaries paid to Executive Officers in a peer group of other companies operating in technology sectors which are similar in their characteristics to Scinai’s, as much as possible, while considering, among others, such companies’ size and characteristics including without limitation their revenues, stage of development, market capitalization, number of employees and operating arena (in Israel or globally), the list of which shall be reviewed and approved by the Compensation Committee at least every three years. To that end, Scinai shall utilize as a reference, comparative market data and practices, which will include a compensation survey that compares and analyses the level of the overall compensation package offered to an Executive Officer of Scinai with compensation packages in similar positions to that of the relevant officer in such companies. Such compensation survey may be conducted internally or through an external independent consultant.

6.3.   The Compensation Committee and the Board may periodically consider and approve base salary adjustments for Executive Officers. The main considerations for salary adjustment are similar to those used in initially determining the base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Compensation Committee and the Board will also consider the previous and existing compensation arrangements of the Executive Officer whose base salary is being considered for adjustment.

7.      Benefits

7.1.   The following benefits may be granted to the Executive Officers in order, among other things, to comply with legal requirements:

7.1.1.     Vacation days in accordance with market practice;

7.1.2.     Sick days in accordance with market practice;

7.1.3.     Convalescence pay according to applicable law;

7.1.4.     Monthly remuneration for a study fund, as allowed by applicable law and with reference to Scinai’s practice and the practice in peer group companies (including contributions on bonus payments);

7.1.5.     Scinai shall contribute on behalf of the Executive Officer to an insurance policy or a pension fund, as allowed by applicable law and with reference to Scinai’s policies and procedures and the practice in peer group companies (including contributions on bonus payments); and

7.1.6.     Scinai shall contribute on behalf of the Executive Officer towards work disability insurance, as allowed by applicable law and with reference to Scinai’s policies and procedures and to the practice in peer group companies.

7.2.   Non-Israeli Executive Officers may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed. Such customary benefits shall be determined based on the methods described in Section 6.2 of this Policy (with the necessary changes and adjustments).

7.3.   In events of relocation or repatriation of an Executive Officer to another geography, such Executive Officer may receive other similar, comparable or customary benefits as applicable in the relevant jurisdiction in which he or she is employed or additional payments to reflect adjustments in cost of living. Such benefits shall include reimbursement for out-of-pocket one-time payments and other ongoing expenses, such as housing allowance, car allowance, and home leave visit, etc.

7.4.   Scinai may offer additional benefits to its Executive Officers, which will be comparable to customary market practices, such as, but not limited to: cellular and land line phone benefits, company car and travel benefits, reimbursement of business travel including a daily stipend when traveling and other business related expenses, insurances, other benefits (such as newspaper subscriptions, academic and professional studies), etc., provided, however, that such additional benefits shall be determined in accordance with Scinai’s policies and procedures.

C.     Cash Bonuses

8.      Annual Cash Bonuses — The Objective

8.1.   Compensation in the form of an annual cash bonus is an important element in aligning the Executive Officers’ compensation with Scinai’s objectives and business goals. Therefore, a pay-for-performance element is provided for, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

8.2.   An annual cash bonus may be awarded to Executive Officers upon the attainment of pre-set periodic~~al~~ objectives and individual targets determined by the Compensation Committee (and, if required by law, by the Board) at the beginning of each calendar year, or upon engagement, in case of newly hired Executive Officers, taking into account Scinai’s short and long-term goals, as well as its compliance and risk management policies. The Compensation Committee and the Board shall also determine applicable minimum thresholds that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each Executive Officer. In special circumstances, as determined by the Compensation Committee and the Board (e.g., regulatory changes, significant changes in Scinai’s business environment, a significant organizational change, a significant merger and acquisition events etc.), the Compensation Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

8.3.   In the event the service of an Executive Officer is terminated prior to the end of a fiscal year, Scinai may (but shall not be obligated to) pay such Executive Officer a full annual cash bonus or a prorated one.

8.4.   The actual annual cash bonus to be awarded to Executive Officers shall be approved by the Compensation Committee and the Board.

8.5    For purposes of this Section 8 and Section 9 below, the term “Executive Officer” shall be deemed to include the Chairman of the Board.

9.      Annual Cash Bonuses — The Formula

Executive Officers other than the CEO

9.1.   The annual cash bonus of Scinai’s Executive Officers, other than the chief executive officer (the “CEO”), will be based on performance objectives and a discretionary evaluation of the Executive Officer’s overall performance by the CEO and subject to minimum thresholds. The performance objectives will be approved by Scinai’s CEO at the commencement of each calendar year (or upon engagement, in case of newly hired Executive Officers or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company, division and individual objectives. The performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, operating income and cash flow (at least 25% of the annual cash bonus will be based on overall company performance measures) and may further include, divisional or personal objectives which may include operational objectives, such as market share, initiation of new markets and operational efficiency, customer focused objectives, project milestones objectives and investment in human capital objectives, such as employee satisfaction, employee retention and employee training and leadership programs.

9.2.   The target annual cash bonus that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 100% of such Executive Officer’s annual base salary or annual payment, as the case may be.

9.3.   The maximum annual cash bonus including for overachievement performance that an Executive Officer, other than the CEO, will be entitled to receive for any given calendar year, will not exceed 150%~~%~~ of such Executive Officer’s annual base salary or annual payment, as the case may be.

CEO

9.4.   The annual cash bonus of Scinai’s CEO will be mainly based on performance measurable objectives and subject to minimum thresholds as provided in Section 8.2 above. Such performance measurable objectives will be determined annually by Scinai’s Compensation Committee (and, if required by law, by Scinai’s Board) at the commencement of each calendar year (or upon engagement, in case of newly hired CEO or in special circumstances as indicated in Section 8.2 above) on the basis of, but not limited to, company and personal objectives. These performance measurable objectives, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be based on overall company performance measures, which are based on actual financial and operational results, such as revenues, sales, operating income, cash flow or Company’s annual operating plan and long-term plan.

9.5.   The less significant part of the annual cash bonus granted to Scinai’s CEO, and in any event not more than 30% of the annual cash bonus, may be based on a discretionary evaluation of the CEO’s overall performance by the Compensation Committee and the Board based on quantitative and qualitative criteria.

9.6.   The target annual cash bonus that the CEO will be entitled to receive for any given calendar year, will not exceed 100% of his or her annual base salary.

9.7.   The maximum annual cash bonus including for overachievement performance that the CEO will be entitled to receive for any given calendar year, will not exceed 150% of his or her annual base salary.

10.    Other Bonuses

10.1. Special Bonus. Scinai may grant its Executive Officers and directors a special bonus as an award for special efforts or achievements (such as in connection with mergers and acquisitions, offerings, achieving target budget or business plan objectives under exceptional circumstances or special recognition in case of retirement) or as a retention award at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Special Bonus”). The Special Bonus will not exceed 100% of the Executive Officer’s or director’s annual base salary or annual cash retainer, as the case may be (and in the case of Executive Officers, together with any annual bonus paid under Section 9 above, not to exceed 150% of the Executive Officer’s annual base salary).

10.2. Signing Bonus. Scinai may grant a newly recruited Executive Officer a signing bonus at the CEO’s discretion (and in the CEO’s case, at the Board’s discretion), subject to any additional approval as may be required by the Companies Law (the “Signing Bonus”). The Signing Bonus will not exceed 100% of the Executive Officer’s annual base salary.

10.3. Relocation/ Repatriation Bonus. Scinai may grant its Executive Officers a special bonus in the event of relocation or repatriation of an Executive Officer to another geography (the “Relocation Bonus”). The Relocation bonus will include customary benefits associated with such relocation and its monetary value will not exceed 100% of the Executive Officer’s annual base salary.

10.4. Discretion Regarding Reducing a Bonus. The Compensation Committee and the Board of Directors of Scinai shall be entitled, in exceptional cases, at their discretion, to reduce or cancel a bonus to an Executive Officer.

11.    Compensation Recovery (“Clawback”)

11.1. In the event of an accounting restatement, Scinai shall be entitled to recover from its Executive Officers the bonus compensation or performance-based equity compensation received by each such Executive Officer during the three completed fiscal years immediately preceding the date that Scinai is required to prepare an accounting restatement in the amount in which such bonus exceeded what would have been paid or received under the financial statements, as restated (“Compensation Recovery”), For purposes of this Policy, when compensation is deemed to be “received”, the date on which a restatement shall be deemed to be required, and the type of restatement for which this provision shall apply, shall be as provided in the SEC Clawback Rule (as defined below)~~in the amount in which such compensation exceeded what would have been paid under the financial statements, as restated, provided that a claim is made by Scinai prior to the second anniversary of fiscal year end of the restated financial statements~~.

11.2. Notwithstanding the aforesaid, the compensation recovery will not be triggered in the following events:

11.2.1.   The financial restatement is required due to changes in the applicable financial reporting standards; ~~or~~

11.2.2.   The Compensation Committee has determined that the direct expense paid to a third party to assist in enforcing the Policy would exceed the amount to be recovered; and

             ~~Clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient~~.

11.2.3.   Otherwise as provided in the SEC Clawback Rule.

11.3. Nothing in this Section 11 derogates from any other “Clawback” or similar provisions regarding disgorging of profits imposed on Executive Officers by virtue of applicable securities or other laws, rules or regulations (including applicable stock exchange rules) and with respect to which the Board of Directors, following approval of the Compensation Committee, may adopt additional policies (which, for the sake of clarity, shall not require additional shareholder approval).

Without derogating from the generality of the foregoing, the Company ~~intends to adopt~~has adopted a clawback policy (“Nasdaq Clawback Policy”) that complies with the listing standards (the “Nasdaq Standards”) ~~to be~~ adopted by The Nasdaq Stock Market LLC (“Nasdaq”) in accordance with the provisions of Rule 10D-1 under the Securities and Exchange Act of 1934, as amended (as amended from time to time, the “SEC Clawback Rule”), which directs national securities exchanges, including Nasdaq, to establish listing standards for purposes of complying with such rule. Any provision of the Nasdaq Clawback Policy as required by the Nasdaq Standards shall be deemed to comply with this Compensation Policy. In the event of any inconsistency between this Policy and the Nasdaq Clawback Policy, the Nasdaq Clawback Policy shall prevail to the extent the Nasdaq Clawback Policy creates or expands the obligation of the Company to conduct a “Clawback” from Office Holders. For the avoidance of any doubt, no amendments to, or further corporate approvals in connection with, this Policy will be required in connection with the ~~adoption of the~~ Nasdaq Clawback Policy as long as it is approved by the Compensation Committee and the Board of Directors.

D.     Equity Based Compensation

12.    The Objective

12.1. The equity-based compensation for Scinai’s Executive Officers is designed in a manner consistent with the underlying objectives in determining the base salary and the annual cash bonus, with its main objectives being to enhance the alignment between the Executive Officers’ interests with the long-term interests of Scinai and its shareholders, and to strengthen the retention and the motivation of Executive Officers in the long term. In addition, since equity-based awards are structured to vest over several years, their incentive value to recipients is aligned with longer-term strategic plans.

12.2. The equity-based compensation offered by Scinai is intended to be in a form of share options and/or other equity-based awards, such as RSUs, in accordance with the Company’s equity incentive plan in place as may be updated from time to time.

12.3. All equity-based incentives granted to Executive Officers shall be subject to vesting periods in order to promote long-term retention of the awarded Executive Officers. Unless determined otherwise in a specific award agreement approved by the Compensation Committee and the Board, grants to Executive Officers other than non-employee directors shall vest gradually over a period of between three (3) to five (5) years or based on performance. The exercise price of options shall be determined in accordance with Scinai’s policies, the main terms of which shall be disclosed in the annual report of Scinai.

12.4. All other terms of the equity awards shall be in accordance with Scinai’s incentive plans and other related practices and policies. Accordingly, the Board may, following approval by the Compensation Committee, extend the period of time for which an award is to remain exercisable and make provisions with respect to the acceleration of the vesting period of any Executive Officer’s awards, including, without limitation, in connection with a corporate transaction involving a change of control, subject to any additional approval as may be required by the Companies Law.

13.    General Guidelines for the Grant of Awards

13.1. ~~The e~~Equity-based compensation shall be granted from time to time and be individually determined and awarded according to the performance, educational background, prior business experience, qualifications, role and the personal responsibilities of the Executive Officer.

13.2. In determining the equity-based compensation granted to each Executive Officer, the Compensation Committee and Board shall consider the factors specified in Section 13.1 above, and in any event the total fair market value of ~~an~~ annual equity-based compensation at the time of grant shall not exceed: (i) with respect to the CEO — for the initial grant 500% of his or her annual base salary and thereafter 300% of his or her annual base salary; and (ii) with respect to each of the other Executive Officers - 200% of his or her annual base salary.

13.3. The fair market value of ~~the~~ equity-based compensation for the Executive Officers will be determined according to acceptable valuation practices at the time of grant.

13.4. The Board considered the possibility of determining a ceiling for the exercise value of ~~the~~ equity-based compensation and decided, taking into account the purpose of ~~the~~ equity-based compensation, not to set such a ceiling in this Policy.

E.     Retirement and Termination of Service Arrangements

14.    Advance~~d~~ Notice Period

Scinai may provide an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements and the circumstances of retirement a prior notice of termination of up to twelve (12) months in the case of the CEO and six (6) months in the case of other Executive Officers, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation. Scinai shall be entitled to waive the employment or service of an Executive Officer (including the CEO) during the course of the prior notice period, in whole or in part, provided that it continues to make all of the payments and provide all benefits s/he is due under his/her employment agreement and applicable law. Alternatively, Scinai shall be entitled to terminate the Executive Officer’s (including the Scinai CEO) service without prior notice provided that the Company pays the officer (including the Scinai CEO), on the date of the termination of his employment, payments that shall not be less than the payments he is owed in lieu of the prior notice period (and, without limitation, salary, vacation days and all payments and benefits he/she is due under his/her ~~this~~ employment agreement and applicable law).

15.    Adjustment Period

Scinai may provide an additional adjustment period of up to nine (9) months to an Executive Officer, according to his/her seniority in the Company, his/her contribution to the Company’s goals and achievements, and to the CEO, and the circumstances of retirement ~~and to the CEO~~, during which the Executive Officer may be entitled to all of the compensation elements, and to the continuation of vesting of his/her equity-based compensation.

16.    Additional Retirement and Termination Benefits

Scinai may provide additional retirement and terminations benefits and payments as may be required by applicable law (e.g., mandatory severance pay under Israeli labor laws), or which will be comparable to customary market practices.

17.    Non-Compete Grant

Upon termination of service and subject to applicable law, Scinai may grant to its Executive Officers a non-compete grant as an incentive to refrain from competing with Scinai for a defined period of time. The terms and conditions of the non-compete grant shall be decided by the Board and shall not exceed such Executive Officer’s monthly base salary multiplied by twelve (12).

18.    Limitation Retirement and Termination of Service Arrangements

In addition to the Advance Notice Period, Scinai may provide an adjustment period/retirement payment that will be determined by, among other things, taking into consideration the Executive Officer’s seniority in the Company, his or her performance during employment, his or her contribution to Scinai achieving its goals and the circumstances of the Executive Officer’s retirement or termination. The maximum adjustment period/retirement payment that may be paid to each Executive Officer shall be up to twelve (12) monthly Base Salaries and may only be granted to Executive Officers who have served in Scinai for at least twelve (12) months. The total non-statutory payments under Sections 14-18 shall not exceed the Executive Officer’s monthly base salary multiplied by twenty-four (24).

F.      Exculpation, Indemnification and Insurance

19.    Exculpation

Scinai may exempt its directors and Executive Officers in advance for all or any of his/her liability for damage in consequence of a breach of the duty of care vis-a-vis Scinai, to the fullest extent permitted by applicable law.

20.    Insurance and Indemnification

20.1. Scinai may indemnify its directors and Executive Officers to the fullest extent permitted by applicable law, for any liability and expense that may be imposed on the director or the Executive Officer, as provided in the indemnity agreement between such individuals and Scinai, all subject to applicable law and the Company’s articles of association.

20.2. Scinai will provide directors’ and officers’ liability insurance (the “Insurance Policy”) for its directors and Executive Officers as follows:

20.2.1.   The limit of liability of the insurer shall not exceed the greater of $75 million or 50% of the Company’s shareholders equity based on the most recent financial statements of Scinai at the time of approval by the Compensation Committee; and

20.2.2.   The Insurance Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering Scinai’s exposures, the scope of coverage and the market conditions and that the Insurance Policy reflects the current market conditions, and it shall not materially affect the Company’s profitability, assets or liabilities.

20.3. Upon circumstances to be approved by the Compensation Committee (and, if required by law, by the Board), Scinai shall be entitled to enter into a “run off” Insurance Policy (the “Run-Off Policy”) of up to seven (7) years, with the same insurer or any other insurance, as follows:

20.3.1.   The limit of liability of the insurer shall not exceed the greater of $75 million or 50% of the Company’s shareholders equity based on the most recent financial statements of Scinai at the time of approval by the Compensation Committee; and

20.3.2.   The Run-Off Policy, as well as the limit of liability and the premium for each extension or renewal shall be approved by the Compensation Committee (and, if required by law, by the Board) which shall determine that the sums are reasonable considering the Company’s exposures covered under such policy, the scope of coverage and the market conditions, and that the Insurance Policy reflects the current market conditions and that it shall not materially affect the Company’s profitability, assets or liabilities.

20.4. Scinai may extend the Insurance Policy in place to include cover for liability pursuant to a future public offering of securities as follows:

20.4.1.   The Insurance Policy, as well as the additional premium shall be approved by the Compensation Committee (and if required by law, by the Board) which shall determine that the sums are reasonable considering the exposures pursuant to such public offering of securities, the scope of cover and the market conditions and that the Insurance Policy reflects the current market conditions, and it does not materially affect the Company’s profitability, assets or liabilities.

G.     Arrangements upon Change of Control

21.    The following benefits may be granted to the Executive Officers in addition to the benefits applicable in the case of any retirement or termination of service upon, or in connection with, a “Change of Control” as shall be defined in the respective incentive plan or employment or service agreement:

21.1. Vesting acceleration of outstanding options or other equity-based awards;

21.2. Extension of the exercise~~ing~~ period of equity-based compensation for Scinai’s Executive Officer for a period of up to one (1) year in case of an Executive Officer other than the CEO and two (2) years in case of the CEO, following the date of service termination; and

21.3. Up to an additional six (6) months of continued base salary and benefits following the date of service termination (the “Additional Adjustment Period”). For avoidance of doubt, such additional Adjustment Period shall be in addition to the advance notice and adjustment periods pursuant to Sections 14 and 15 of this Policy, but subject to the limitation set forth in Section 18 of this Policy.

21.4. A cash bonus not to exceed 150% of the Executive Officer’s annual base salary in case of an Executive Officer other than the CEO and 200% in case of the CEO.

H.     Board of Directors Compensation

22.    The following benefits may be granted to Scinai’s Board members:

22.1. All of Scinai’s Board members, excluding the chairman of the Board, may be entitled to an annual cash fee retainer of up to $50,000, committee membership annual cash fee retainer of up to $10,000 and committee chairperson annual cash fee retainer of up to $20,000 (it is being clarified that the payment for the chairpersons is in lieu of (and not in addition) to the payments referenced above for committee membership). The chairperson of Scinai’s Board may be entitled to an annual cash fee retainer of up to $200,000.

Board members may also receive cash payments of up to $1,500 for attendance at each meeting of the board of directors and at each of its committees whether in person or by teleconference or other electronic means and cash payments of up to $750 for each written consent of the board of directors and of each of its committees.

22.2. Notwithstanding the provisions of Sections 22.1 above, in special circumstances, such as in the case of a professional director, an expert director or a director who makes a unique contribution to the Company, such director’s compensation may be different than the compensation of all other directors and may be greater than the maximal amount allowed under Section 22.1.

22.3. Notwithstanding the provisions of Sections 22.1 and 22.2 above, the compensation of the Company’s external directors, if elected, shall be in accordance with the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000,as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel), 5760-2000, including in accordance with the relative compensation track of such regulation, all as such regulations may be amended from time to time.

22.4. Each member of Scinai’s Board (excluding the chairman of the Board) may be granted an initial equity-based award in a value of up to $200,000 and annual grants in a value of up to $150,000 each. The equity-based awards shall vest annually over a period of three (3) years.

The chairperson of Scinai’s Board may be granted an initial equity-based award in a value of up to $300,000 and annual grants in a value of up to $200,000 each. The equity-based awards shall vest annually over a period of three (3) years. In lieu of an annual grant, the chairperson may receive a one-time grant of 160,000 RSU’s.

22.5. In addition, members of Scinai’s Board may be entitled to reimbursement of expenses in connection with the performance of their duties.

22.6. It is hereby clarified that the compensation (and limitations) stated under this Section H will not apply to directors who serve as Executive Officers.

I.       Miscellaneous

23.    Nothing in this Policy shall be deemed to grant any of Scinai’s Executive Officers or employees or any third party any right or privilege in connection with their employment by the Company. Such rights and privileges shall be governed by the respective personal employment agreements. The Board may determine that none or only part of the payments, benefits and perquisites detailed in this Policy shall be granted and is authorized to cancel or suspend a compensation package or part of it.

24.    An Immaterial Change in the Terms of Employment of an Executive Officer other than the CEO may be approved by the CEO, provided that the amended terms of employment are in accordance with this Policy. An “Immaterial Change in the Terms of Employment” means a change in the terms of employment of an Executive Officer with an annual total cost to Scinai not exceeding an amount equal to two (2) monthly base salaries of such employee.

25.    In the event that new regulations or ~~law~~ amendments to laws in connection with Executive Officers’ and directors’ compensation will be enacted following the adoption of this Policy, Scinai may follow such new regulations or ~~law~~ legal amendments, even if such new regulations are in contradiction to the compensation terms set forth herein.

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This Policy is designed solely for the benefit of Scinai and none of the provisions thereof are intended to provide any rights or remedies to any person other than Scinai.